UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2018

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-3880

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Full title of the Plan)

NATIONAL FUEL GAS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

6363 Main Street, Williamsville, New York 14221
(Address of principal executive office)

REQUIRED INFORMATION

1.	Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.
See accompanying Index on next page.

2.	Signatures

3.	Exhibit

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

NATIONAL FUEL GAS COMPANY

TAX-DEFERRED SAVINGS PLAN

FOR NON-UNION EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2018 and 2017	3

Statements of Changes in Net Assets
Available for Benefits for the Years Ended
December 31, 2018 and 2017	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10
as of December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Participants and
Tax-Deferred Savings Plan Committee
of the National Fuel Gas Company
Tax-Deferred Savings Plan for Non-Union Employees:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information
The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BONADIO & CO., LLP

We have served as the Company’s auditor since 2006.

Bonadio & Co., LLP
June 27, 2019
Amherst, New York

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	December 31,
	2018	2017
Assets:

Investments at Fair Value	$313,294,670	$339,671,481

Receivables:
Notes Receivable from Participants	2,162,941	2,281,639

Employer Contributions	635,080	589,450

Dividends Receivable	51,827	54,475

Total Assets	316,144,518	342,597,045

Liabilities:

Dividends Payable to Participants	51,827	54,475

Net Assets Available for Benefits	$316,092,691	$342,542,570

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	December 31,
	2018	2017
Investment Income from National Fuel Gas Company ESOP Fund	$3,370,621	$3,471,609

Interest and Dividend Income	625,002	528,736

Investment Income from Mutual Funds	5,508,078	4,383,667

Total Investment Income	9,503,701	8,384,012

Net Appreciation (Depreciation) in Fair Value of Investments	(22,673,161)	22,133,234

Interest Income from Notes Receivable from Participants	109,197	100,085

Employer Contributions	7,481,787	6,891,760

Participant Contributions	9,841,964	9,014,458

Participant Loan Administrative Fees	(3,940)	(3,860)

Rollovers and Other Individual Transfers In	567,447	260,187

Dividend Payments to Participants	(212,380)	(224,389)

Benefit Payments to Participants or Beneficiaries	(31,064,494)	(25,153,949)

Increase (Decrease) in Net Assets Available for Benefits	(26,449,879)	21,401,538

Net Assets Available for Benefits:
Beginning of Year	342,542,570	321,141,032

End of Year	$316,092,691	$342,542,570

The accompanying notes are an integral part of these financial statements.

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

NOTE 1 - DESCRIPTION OF PLAN

General:

The following is a brief description of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan was adopted July 26, 1984, effective as of July 1, 1984, and has been amended and restated since that time. It is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2003, the Board of Directors of National Fuel Gas Company approved the merger of the National Fuel Gas Company Employees’ Thrift Plan (the “Thrift Plan”) into the Plan, in part, and into another plan, in part. Specifically, the account balances contained in the Thrift Plan’s Government Bond Fund and the Pooled Investment Contract Fund were merged into the Vanguard Total Bond Market Index Fund and the Vanguard Retirement Savings Trust, respectively, within the Plan. Former Thrift Plan participants have the option to move these funds into other investment options offered by the Plan and retain the same rights and features of the former Thrift Plan. Former Thrift Plan funds are kept separate from any funds that a participant invests directly into the Plan.

Effective July 1, 2003, an additional Retirement Savings Account benefit was provided to certain participants in the Plan. Participants should refer to the Plan document for more complete information.

Effective September 28, 2007, the Plan was amended such that the portion of the Trust invested in National Fuel Gas Company Stock Fund A and National Fuel Gas Company Stock Fund B is designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP portion of the Plan is intended to be a stock bonus plan as defined in Treasury Regulations section 1.401-1(b)(1)(iii) and a non-leveraged employee stock ownership plan under the requirements of sections 401(a) and 4975(e) of the Internal Revenue Code. Cash dividends paid with respect to shares of stock held in the ESOP as of the record date for such dividends shall be, at the election of the participant or beneficiary, either (i) paid or distributed in cash to the participant or beneficiary, or (ii) paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock. Except with respect to hardship withdrawals, if a participant or beneficiary fails to make a proper election with respect to a dividend, the participant or beneficiary shall be deemed to have elected to have the dividend paid to the applicable National Fuel Gas Company ESOP Fund and reinvested in National Fuel Gas Company common stock.

Eligibility and Participation:

Originally, the Plan was established for the benefit of professional, administrative or executive (i.e., salaried) employees of National Fuel Gas Company and its participating subsidiaries (the Company). Persons who were salaried employees on July 1, 1984, were eligible to participate at that date. Effective on various dates since July 1, 1984, most non-union non-salaried employees of the Company became eligible to participate in the Plan. Eligible non-union employees may participate if they are at least 18, meet the service requirement and work at least 1,000 hours (or three continuous months of full-time employment). There are three groups of non-union employees who are eligible to participate in the Plan. Employer contributions vary by group and employee salary reduction contributions. Certain Plan participants who are at least 18, meet the service requirement and work at least 1,000 hours (or three continuous months of full-time employment), and whose first hour of service with the Company is credited on or after July 1, 2003 are eligible for the Retirement Savings Account benefit. Employees who are employed in the categories Customer Support Representative I or Customer Support Representative II, or who are employed as clerks in the Government Affairs Department, or as student clerks, student interns, or individuals whose employment is through a cooperative educational program, are not eligible to participate in the Plan. The Plan also contains an automatic enrollment feature.

Contributions:

Participants may direct the Company to reduce their base salaries by a specified full percentage that ranges from 2% to 60%. These salary reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis. In addition, the Company makes an employer matching contribution that ranges from 2% to 6% of the participant's base salary, depending on the employee group and rate of salary reduction contributions. Participants eligible for the Retirement Savings Account benefit receive a Company contribution of 3% or 4% of the participant’s compensation (in addition to any employer matching contributions under the Plan), depending on the participant’s years of service. The Company contribution in the Retirement Savings Account is participant directed and can be directed into any of the Plan’s investment options except for the Common Stock of National Fuel Gas Company.

"Base salary" is defined in the Plan generally to mean a participant's base annual salary for a payroll period. An individual participant's salary reduction contributions to the Plan are subject to ceilings imposed by the Internal Revenue Service. The ceiling was $18,000 for 2017, $18,500 for 2018, and increases to $19,000 in 2019. However, if a participant is age 50 or over, the ceiling was $24,000 for 2017, $24,500 for 2018, and increases to $25,000 for 2019.

Participants' accounts, including all salary reduction contributions, employer matching contributions, and the earnings thereon, are at all times fully vested and nonforfeitable. Participants’ accounts within the Retirement Savings Account are 100% vested following five years of service for all pre-January 1, 2007 employer contributions, and following three years of service for all employer contributions thereafter. Forfeitures may be used to reduce Company contributions. Forfeitures amounted to $48,264 and $24,342 for the years ended December 31, 2018 and 2017, respectively. Unused forfeitures amounted to $5,251 and $55 at December 31, 2018 and 2017, respectively.

Employer Matching Contributions:

Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company (National Fuel Gas Company ESOP Fund). This fund also maintains a small cash position in the Vanguard Federal Money Market Fund and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his/her interest in this fund.

Participants may exchange all or a portion of their National Fuel Gas Company common stock (National Fuel Gas Company ESOP Fund) for an interest in another fund.

Distributions, Notes Receivable from Participants and Withdrawals:

Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, attainment of age 59 1/2, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. In certain cases, participants may postpone receipt of Plan distributions.

Plan participants may borrow from their accounts in accordance with certain Plan rules. The loans are collateralized by the participant’s account. Such loans are shown on the Statements of Net Assets Available for Benefits as Notes Receivable from Participants. Notes Receivable from Participants are valued at their unpaid principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Former Thrift Plan Participants may, at any time, withdraw the entire value of those amounts transferred to the Plan.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) investment fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Administration:

A Tax-Deferred Savings Plan Committee appointed by the Chief Executive Officer of National Fuel Gas Company is the Administrator of the Plan. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company (Vanguard).

Plan Termination:

The Company reserves the right in its discretion to amend, suspend, or terminate the Plan at such time as it deems appropriate, subject to the provisions of ERISA. In the event that the Plan is terminated, participants are entitled to all salary reduction contributions, employer matching contributions and earnings thereon within their accounts. Participants with a Retirement Savings Account are entitled to the vested portion of such account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year. Capital gain distributions are included in investment income.

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, currency and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Administrative Expenses:

Expenses related to administration of the Plan and Trust are borne by the Company. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by a Vanguard investment fund are borne by the participant. Brokerage commissions and similar costs of acquiring or selling securities that are incurred with respect to National Fuel Gas Company common stock held in the National Fuel Gas Company ESOP Fund are paid by the Company. Fees for managing the National Fuel Gas Company ESOP Fund are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.

Payments of Benefits:

Benefit payments to participants are recorded upon distribution.

NOTE 3 – FAIR VALUE MEASUREMENTS

The FASB authoritative guidance regarding fair value measurements establishes a fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. Those inputs are prioritized into three levels. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities that the Plan can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date. Level 3 inputs are unobservable inputs for the asset or liability at the measurement date. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that were accounted for at fair value on a recurring basis as of December 31, 2018 and December 31, 2017. The Plan’s investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. For the years ended December 31, 2018 and December 31, 2017, no reclassifications in or out of Level 1 or Level 2 occurred.

Recurring Fair Value Measures:	At Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$101,551,653	$—	$101,551,653
Mutual Funds	180,867,537	—	—	180,867,537
	$180,867,537	$101,551,653	$—	$282,419,190
Common/Collective Trust Fund, at net asset value				30,875,480	(1)
Total Investments				$313,294,670

Recurring Fair Value Measures:	At Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments:
National Fuel Gas Company ESOP Fund	$—	$113,358,141	$—	$113,358,141
Mutual Funds	197,872,226	—	—	197,872,226
	$197,872,226	$113,358,141	$—	$311,230,367
Common/Collective Trust Fund, at net asset value				28,441,114	(1)
Total Investments				$339,671,481

(1)
In accordance with the FASB authoritative guidance regarding fair value measurement, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The fair value of the National Fuel Gas Company ESOP Fund reported in Level 2 is primarily based on the quoted market value of National Fuel Gas Company common stock as well as the value of cash positions, such as money market instruments, and receivables at the close of the Plan year. The mutual funds reported in Level 1 are Securities and Exchange Commission (SEC) registered investments. The fair values of the Plan’s mutual funds are based on quoted market prices as these instruments have active markets.

The Plan’s investment in the common/collective trust fund is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily.

There are not any unfunded commitments whereby the Plan or its participants are required to invest a specified amount of additional capital at a future date to fund investments that will be made by the common/collective trust. The common/collective trust fund does not have any significant restrictions on redemptions.  Participant-directed redemptions can be made on any business day and do not have a redemption notice period.  The common/collective trust fund seeks to provide current and stable income, while maintaining a stable share value of $1. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts, which are structured to smooth market gains and losses over time.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.

NOTE 4 - INCOME TAXES

The IRS determined in a letter dated January 6, 2017 that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). While the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. The Plan also invests in common stock of National Fuel Gas Company. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Notes Receivable from Participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SCHEDULE I

NATIONAL FUEL GAS COMPANY
TAX-DEFERRED SAVINGS PLAN FOR NON-UNION EMPLOYEES
EIN: 13-1086010 PLAN No. 006
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

	(b) Identity of Issue,	(c) Description of Investment
	Borrower, Lessor	Including Maturity Date, Rate of Interest,		(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	National Fuel Gas Company	ESOP Fund (2,810,933 units)	**	$101,551,653

	Mutual Funds:
*	Vanguard Group of Investment Companies	Institutional Index Fund (317,195 units)	**	72,177,614

*	Vanguard Group of Investment Companies	STAR Fund (1,116,098 units)	**	26,496,173

*	Vanguard Group of Investment Companies	Total Bond Market Index Fund (2,399,738 units)	**	25,077,267

*	Vanguard Group of Investment Companies	Extended Market Index Fund (287,012 units)	**	21,723,948

*	Vanguard Group of Investment Companies	Growth Stock Index Fund (136,223 units)	**	9,411,672

*	Vanguard Group of Investment Companies	European Stock Index Fund (292,938 units)	**	7,610,520

*	Vanguard Group of Investment Companies	Prime Money Market Fund (6,842,963 units)	**	6,842,963

*	Vanguard Group of Investment Companies	Value Index Fund (154,980 units)	**	5,915,585

*	Vanguard Group of Investment Companies	Pacific Stock Index Fund (487,135 units)	**	5,611,795
		Total Vanguard Mutual Funds		180,867,537

	Common/Collective Trust (1):
*	Vanguard Group of Investment Companies	Retirement Savings Trust III (30,875,480 units)	**	30,875,480

*	National Fuel Gas Company Tax-Deferred Savings Plan For Non-Union Employees	Participant Loan Account (Interest rates range from 4.25% to 9.25%)		2,162,941

	TOTAL			$315,457,611
* Denotes known party-in-interest to the Plan.
** Investments are participant directed, thus cost information is not required.

(1)
The audited annual report for the Vanguard Retirement Savings Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-2186884.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL FUEL GAS COMPANY
TAX DEFERRED SAVINGS PLAN
FOR NON-UNION EMPLOYEES
(Name of Plan)

By /s/ D.P. Bauer
D.P. Bauer
Treasurer and Principal Financial Officer

By /s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer

Date: June 27, 2019

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm